SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of August 2011

Commission File Number 001-33535

China Kanghui Holdings

(Translation of Registrant’s Name Into English)

No.1-8 Tianshan Road, Xinbei District

Changzhou, Jiangsu Province 213022, People’s Republic of China

(86-519) 8519-5556

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Kanghui Holdings

By:	/S/ JUNWEN WANG
Name:	Junwen Wang
Title:	Chief Financial Officer

Date: August 2, 2011

China Kanghui Holdings Appoints Independent Director

CHANGZHOU, China, August 2, 2011 - China Kanghui Holdings (NYSE: KH) (“Kanghui” or the “Company”), a leading domestic developer, manufacturer and marketer of orthopedic implants in China, today announced the appointment of Ms. Gao Shuchun as an independent director to the Company’s board of directors (the “Board”) and as a member of the audit committee of the Board, effective August 2, 2011.

“Ms. Gao is a distinguished expert in material science and proven business leader. We are very excited to welcome her to our Board,” said Kanghui’s Chief Executive Officer Libo Yang. “Ms. Gao’s service on our Board and the audit committee will not only strengthen our corporate governance but will provide us with great source of knowledge and leadership to our research and development initiatives as well. We anticipate profound contributions from Ms. Gao in various aspects of Kanghui’s business plans and growth strategies.”

“I have always had great admiration for the people at Kanghui,” said Ms. Gao. “It is a special privilege to serve on the Board of such a dynamic company, and I look forward to a fruitful exchange of knowledge and shared interests.”

Dr. GaoShuchun is currently the Chief Executive Officer of Shenyang Tim-high Development Of New Materials Co., Ltd. (“Tim-high”), a research and development company specializing in new materials for medical implants. Prior to joining Tim-high, Ms. Gao served as an engineer for Shenyang Vacuum Institute and as the foreign trade merchandiser for Shenyang Commercial Corporation. Ms. Gao received her PH.D. degree in Materials Science and Engineering from Dongbei University in 2008, a MBA degree from the California American University in 2001, and a MPA degree from Liaoning University in 2000.

About China Kanghui Holdings

Founded in 1997, Kanghui is a leading domestic developer, manufacturer and marketer of orthopedic implants in China. The Company offers a wide array of proprietary orthopedic implant products in trauma and spine. It has an extensive network of distributors for its products in China. In addition, Kanghui’s products are distributed in 28 countries. Kanghui has strong research and development capabilities, focused on developing new proprietary products, including new product lines, extensions of existing product lines and enhancements of existing products. For more information, please visit www.kanghui.com.

Safe Harbor Statement

This press release contains forward-looking statements, including but not limited to the ability for Ms. Gao to strengthen the Company’s corporate governance, the benefits that Ms. Gao can provide to the Company’s research and development initiatives and the contributions to be provided by Ms. Gao in the Company’s business plans and growth strategies. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations, market and operating conditions, estimates and projections about our industry, management’s beliefs, and certain assumptions made by us, all of which are subject to change. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing,” “targets” and similar expressions, and variations or negatives of these words. These forward-looking statements are not guarantees of future results and are subject to risks and uncertainties beyond our control, which could cause our actual results to differ materially and adversely from those expressed in any forward-looking statement. Further information regarding these and other risks, uncertainties or factors is included in our filings with the U.S. Securities and Exchange Commission. We do not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Contact:

China Kanghui Holdings Investor Relations Department

+1-888-321-2558

Asia Bridge Capital Limited

Carene Toh

+86-186 1835 6339

carene.toh@asiabridgegroup.com